UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Spark Therapeutics, Inc.

(Name of Issuer)

Common Stock. $0.001 par value

(Title of Class of Securities)

84652J 103

(CUSIP Number)

Steven L. Biener

Deputy General Counsel

The Children’s Hospital of Philadelphia Foundation

34th Street & Civic Center Boulevard, Philadelphia, PA 19104

(267-426-6914)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 21, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84652J 103		13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). The Children’s Hospital of Philadelphia Foundation EIN 23-2237932

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,964,415 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 7,964,415 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,964,415 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.7%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 84652J 103	13D

Schedule 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2015 (the “Schedule 13D”) by The Children’s Hospital of Philadelphia Foundation and Steven Altschuler, MD (collectively, the “Reporting Persons”).

Items 2, 3 and 5 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background.

This statement is being filed by The Children’s Hospital of Philadelphia Foundation (the “Foundation”).

The address of the principal business office of the Foundation is The Children’s Hospital of Philadelphia Foundation, 34th Street & Civic Center Boulevard, Philadelphia, PA 19104.  The principal business of the Foundation is to manage the endowment and raise charitable contributions to support the tax-exempt activities of The Children’s Hospital of Philadelphia (“CHOP”).

During the five years prior to the date hereof, the Foundation has not been convicted in a criminal proceeding nor has it been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Foundation is a Pennsylvania nonprofit corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

The Foundation beneficially owns a total of 7,964,415 shares of the Issuer’s Common Stock (the “Foundation Shares”), representing 29.7% of the Issuer’s outstanding Common Stock.

Item 5.  Interest in Securities of the Issuer.

(a)                                 The Foundation is the beneficial owner of 7,964,415 shares of Common Stock, consisting of 7,900,212 shares of common stock, 37,203 shares of Common Stock purchasable upon the exercise of a stock option held by Dr. Altschuler, who holds the stock option for the benefit of Foundation, and 27,000 shares of Common Stock purchasable upon the exercise of a stock option held by A. Lorris Betz, M.D., Ph.D., who holds the stock option for the benefit of the Foundation. The Foundation’s board of trustees, or a committee designated by the board of trustees, has voting and investment power of their shares. No member of the board of trustees or investment committee may act individually to vote or sell shares of Common Stock held by the Foundation; therefore, no individual board or committee member is deemed to beneficially own, within the meaning of Rule 13d-3, any shares of Common Stock held by the Foundation solely by virtue of the fact that he or she is a member of the board or the investment committee.

CUSIP No. 84652J 103	13D

The address of the Foundation is 34th Street & Civic Center Boulevard, Philadelphia, PA 19104.

(c)                                  The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days included below. The shares indicated as having been sold were sold by the Reporting Person in a registered underwritten public offering:

Name of Reporting Person	Trade Date	Purchased / (Sold)	Average Price per share
The Children’s Hospital of Philadelphia Foundation	December 21, 2015	(1,000,000)	$44.18

The percentage of outstanding Common Stock of the Issuer which has been reported as being beneficially owned by each Reporting Person on Line 13 of such Reporting Person’s cover sheet was calculated based on the 26,796,961 shares of Common Stock reported to be outstanding, as reported in the Issuer’s prospectus dated December 15, 2015.

CUSIP No. 84652J 103	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2015

THE CHILDREN’S HOSPITAL OF PHILADELPHIA FOUNDATION

By:	/s/ Jeffrey Kahn
Jeffrey Kahn
Executive Vice President and General Counsel